Endava Announces the Acquisition of Mudbath, Australia London, UK, May 10, 2023, (NYSE “DAVA”) – Endava announced today the acquisition of Mudbath & Co. Pty Ltd, headquartered in Newcastle, Australia (“Mudbath”). Mudbath is an Australian-based technology firm specialising in strategy, design and engineering services. Mudbath partners with businesses to build new digital solutions, enhance user experiences and accelerate digital transformation programs across enterprise systems, web and mobile products using their proven agile delivery methodology. Mudbath’s clients span broad industry verticals, including retail, mining (and adjacent activities including rail and tools), health, insurance, banking and travel. Mudbath’s employees are based primarily in Newcastle, Sydney and Melbourne, Australia. The acquisition of Mudbath follows Endava’s organic entry into the Australia market in 2021 and acquisition of Lexicon in 2022, and further enhances Endava’s depth and breadth in Australia. Endava continues to see Australia as a growing and attractive market with strong demand for high-quality technology product creation delivered both onshore and nearshore by multidisciplinary delivery teams. Mudbath’s teams and strong client relationships are expected to complement Endava’s expanding nearshore capability in Malaysia and Vietnam to continue to deliver innovative, high-quality, digital solutions. “Mudbath brings a new and exciting client base, a very talented team and strengthens our leadership bandwidth in Australia. Together, we see exciting potential to do more for existing and new clients, whilst creating attractive opportunities for our people,” said John Cotterell, Endava’s CEO. “As we explored partnering with Endava, it became increasingly evident that our compatibility in terms of culture, capabilities and strategy made this merger highly beneficial for both parties. Endava’s wealth of experience, expertise and steadfast commitment to being a technology partner present a significant opportunity for our region and we are thrilled to be joining the Endava family. We hope this merger will enhance the scope and scale of services we can deliver to our clients,” said Josh Doolan, Founder and CEO of Mudbath. ABOUT ENDAVA: Endava is reimagining the relationship between people and technology. By leveraging next- generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of December 31, 2022, 12,183 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia, Uruguay and Vietnam. https://www.endava.com/

ABOUT MUDBATH: Founded by Josh Doolan in 2014, Mudbath is an Australian technology consultancy specialising in digital transformation and digital product delivery. Collaborating with a variety of clients from established corporations to rapidly expanding scale-ups, Mudbath attracts a diverse group of bright minds across digital strategists, technologists, experience designers and product experts who succeed through a culture of collaboration, recognition and delivery. Learn more at www.mudbath.com.au Forward-Looking Statements This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s and Mudbath’s expectations with respect to the benefits of the merger including the ability to leverage and integrate Mudbath’s teams and client relationships; and Endava’s expectations with respect to the market opportunities in Australia and its ability to further enhance its market presence in the country. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate Mudbath’s business and personnel and to realize the benefits of the merger; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost- effective rates; Endava’s ability to maintain favorable pricing and utilization rates; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; impact of general economic conditions on Endava’s business, results of operations and financial condition, including increased inflation; and other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report filed with the SEC on October 31, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release, except as required by law. These forward- looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.